EXHIBIT 99.8
CNBC Board Room

INFOSYS TECHNOLOGIES LIMITED
CNBC BOARDROOM
Q1 AND FY 09 RESULTS
JULY 11, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Chandra Shekar Kakal
Infosys Technologies – Head – Enterprise Solutions and Member – Executive Council

Stephen Pratt
Infosys Technologies – CEO – Infosys Consulting

Udyan Mukherjee
First Infosys, which is top of mind this morning.The top management is with us, Kris, Shibu, and Bala as always.Thanks very much gentlemen for joining us.Kris, some worries first while your rupee guidance has been up significantly, the market was hoping that you will up your revenue guidance in dollar terms. Why have you stopped short of doing that?

S. Gopalakrishnan
See, the environment continues to be challenging still, and so we want to be cautious when we look at the guidance for the year, because we are talking of three more quarters. Now, if you look at all the parameters, we look at for example client addition, 49 new clients, if you look at sector, everybody is worried about banking and financial services …..; we have grown sequentially in banking and financial services by 4%. US itself has grown by 4.3% this quarter. Manufacturing grew by 13.3%, retail by 3.7%. So, the large verticals have grown actually faster.

Udyan Mukherjee
Even more reason for you to have upped the dollar guidance?

S. Gopalakrishnan
No, we felt that, individual companies…. the market is still challenging, the individual companies could face problems, etc., and if one of them happens to be a client, we have to worry about those. So it’s just being cautious.

Udyan Mukherjee
Shibu, the other point, of course has been the contribution from the top clients has come down quite significantly, but why has that happened firstly and should one worry and extrapolate those factors into the coming quarters?

S. D. Shibulal
So, the top client has come down, but we do not specifically talk about a client, but if you look at the top ten clients minus that one client, we have grown by 3.8%. If you look at the non-top ten clients, we have grown by 3.9%. So, in fact, we actually have grown overall while that one specific client has decreased.

Mitali Mukherjee
Amongst all the other verticals, so Shibu telecom is down about 6% sequentially, are you expecting that to start easing off by way of a contributor?

S D. Shibulal
In fact, the top one client is in telecom, so that is what is being reflected in that downturn. Other telecom clients are growing.

Mitali Mukherjee
They are.Bala, margin erosion a little bit this time around mostly because of the wage hikes and visas you think?

V. Balakrishnan
Yeah, the operating margin is around 30.4%, it was 31.4% for the full year last year and 32.5% for the fourth quarter last year. The margin has been impacted by 2%, we have got the benefit of rupee. Rupee has depreciated on an average basis of around 5.5%. We have got around 2.5% benefit because of rupee, but we had the impact of wages of 2.2%. We saw a 0.7% utilization come down during the quarter, because in our business we have to hire people ahead, train them, and keep them and utilization came down which impacted the margin by 1.5%. So, net-net, the operating margin sequentially came down by 2%. For the full year, our guidance assumes the operating margin will be stable within a small narrow band of 40-50 basis points. I think overall this quarter has been good. The investors’ concerns were around BFSI sector, which has grown at 4% sequentially this quarter, retail grew by 4%, we had good customer addition, all the top ten and non-top ten grew well expect for our top client. So, overall, I think it is a great quarter.

Udyan Mukherjee
Kris, you do not have to mention the client’s name, but is this top client problem a durable problem or it is just a minor temporary blip because the market would want to know about or your investors would want to know about that?

S. Gopalakrishnan
See, it is very difficult to talk about one particular client and what the reasons are and things like that, and I do not want to comment on any particular client. It is not a trend. It is not something, which, should be seen as a trend.

Mitali Mukherjee
I also believe you have indicated Kris that in the short-term, you see the global IT spending remaining quite cautious, what is it that you see by way of IT spends over the next few quarters, flat or trending downwards?

S. Gopalakrishnan
See, even though IT spend would be flat or may be slightly down, that the driver for Indian IT services is a shift to offshore, and we are seeing actually signs of that. We have had very good discussions with clients over this quarter about large programmes, large transformational programmes etc. So, we have had significant wins in the last transformation programmes. We have had significant wins in large outsourcing deals, etc. So, overall, I think the expectations that this should drive a shift to offshore, I mean, seems to be starting. I think still the concern for everyone will be what is the economy going to do, and we have to be cautious because of that.

Udyan Mukherjee
Bala, what’s this band of 40-50 basis points that you spoke about, which you are assuming for the full year of operating margins?

V. Balakrishnan
See, last year, the operating margin of PBDIT was 31.4%. They were saying this full year it will be within that narrow range of 40 to 50 basis points, so it will be stable.

Udyan Mukherjee
So, 31 to 32%?

V. Balakrishnan
31.5 to 31% to somewhere in between.

Udyan Mukherjee
Somewhere in between…..Shibu, what’s the reality in the BFSI space, because in the last one-quarter, things seem to have stabilized at the front and then in the last few weeks we have heard some more distress from the US.Do you think this BFSI improvement that you have seen in the current quarter is a durable, sustainable trend?

S. D. Shibulal
We are still getting bad news from BFSI as well as from the retail segment. There is no doubt, and the spending will remain conservative unless and until the environment become more stable and there is more confidence from our clients, but again as Kris said, what is important to us is our clients. Our clients are continuing to show confidence in us and that is leading to that 4% in growth which you saw last quarter. We believe that our clients will continue to work with us and continue to spend with us, because in times like these where organisations are challenged on the spending side, they need to extract as much value as possible from the investments they make and we are a very, very viable choice in those times.

Mitali Mukherjee
For BFSI, in specific though Shibu, what is it that constitutes bad news for you. Are projects getting delayed, are they getting postponed, or are you having to rework the pricing-volume equation?

S. D. Shibulal
I think we have seen delays in decisions. So, decisions are what creates spends and that is where the projects get created. We are seeing delays in decision-making. What used to take possibly a month, now it is taking three months. They have been conservative. Even though, they have the budget, they are reluctant to spend because they don’t know the environment. They don’t have the confidence in spending, so those are the two major issues we will see. We have seen some sporadic project delays or cancellations, but that is not anything material.

Mitali Mukherjee
Kris, while the bottomline growth this quarter round is far beyond expectations, people are a bit concerned about how revenues have fallen short of estimates and when we had spoken in the past you had made the point that you had seen backended growth.Do you see that still intact and do you see revenues pick up significantly towards the second half?

S. Gopalakrishnan
For our second quarter guidance, you k now, we are saying 5.2% to 6.1%, almost 6% growth in the second quarter, and so actually, we are seeing now growth starting to happen even in Q2 itself, and it will be uniform growth going for the next three quarters. The key focus for us has been on one side to make sure that our existing clients are happy to continue to work with us. We sustain our relationships with these clients and add new clients, so that we can create engines for growth for the future. So the 49 new clients that we have added is a significant show of confidence in Infosys that this is a good relationship they would look at.

Udyan Mukherjee
The enhanced guidance in the rupee terms that you have held out Kris, is it almost entirely because of the rupee-dollar change or is there any significant volume or pricing improvement that you are building in at this point?

S. Gopalakrishnan
No, we assumed flat pricing. As Shibu said the pricing environment will be flat going for the next three quarters. It is primarily due to the depreciation of the rupee. We have assumed the 43.04 points as the exchange rate for the guidance and it is based on that. We have not changed the guidance in dollar terms, and so rupee terms, it is just a translation. For Q2 of course, we have given the guidance based on our view of the market, our reading of how the customer will spend and things like that.

Udyan Mukherjee
Bala, how are you approaching the rupee right now? A lot has changed between last quarter and this quarter; in terms of either cutting hedges have you changed your rupee policy at all?

V. Balakrishnan
No; that is the biggest challenge for us now because the currency is becoming very volatile. In the last one quarter on a quarter end to quarter end basis, rupee depreciated by 7.5%; the reverse of what you had seen last year. Last year, if you remember, we lost around Rs. 2,000 crores in revenue because of rupee appreciation, and if the rupee remains at the same level for the rest of the year, we could get back around Rs. 1500 crores. So, rupee is one of the biggest things we have to manage. Today, we have close to 811 million dollars of hedges. Last quarter, it was 760 million. We try to cover up to our next one-two quarter of net exposures at any point of time. So, we are going to take a short-term view, and we mark-to-market all the hedges; that is a big thing investors have to look at. People should not only look at P&L, they should look at balance sheet because for some of the companies, the losses could be sitting in the balance sheet in the equity. So, investors have to compare companies. They have to see that companies which have done mark-to-market, which have not done mark-to-market, they have to look at both the income statement and balance sheet. I think rupee will continue to be volatile; we have to watch it out and we are taking a short-term view with current account deficit at 1.5% and trade deficit close to at 10% and oil price say 141 dollar to a barrel, I do not think rupee could appreciate in the short-term.

Mitali Mukherjee
What kind of average wage hikes have you instituted this time Bala because there have been some concerns about wage inflation kicking in?

V. Balakrishnan
No, we already did the wage increase. It was effective 1st April. We increased wages in India by around 11-13%, outside India 4-5% that is already there in the margins.

Mitali Mukherjee
Shibu, last time we spoke you were actively pursuing 12-15 large deals, anything that fructified since then and now?

S. D. Shibulal
This quarter we have multiple wins. We have a large deal with a large retailer which has been closed and some other deals. At any point in time, we perceive about 12-13 and these are long incubation deals. More importantly, this quarter one of our strategy is to become a trusted transformational partner. This quarter, we had three wins, good size, and these are deals which we sell to the business side of our clients that is where we define transformation as business transformation. So, we had three major wins in transformation space last quarter.

Udyan Mukherjee
Shibu, I think people will focus on your conservative dollar guidance and ask whether your top client issue has made you more conservative.Do you expect to see client-specific hiccups in the second half, which is making you cautious and making you stop short of increasing your dollar guidance?

S. D. Shibulal
I do not expect client-specific issues in coming quarters at this point in time. This is a one of event, and we are not seeing those kinds of trends in our top clients at this point in time.

Udyan Mukherjee
Kris, how would you, because I mean the point that Mitali was making that your guidance is quite backended.Are you feeling optimistic about the second half or are you feeling conservative about and cautious about the second half given what is going on in the US?

S. Gopalakrishnan
I would put it as cautious optimism.

Mitali Mukherjee
What is that?

S. Gopalakrishnan
No, it is optimism because if you look at Q2 numbers it is 5.2% to 6.1%, right, but then given the environment, I think you need to be.....yeah Bala..

V. Balakrishnan
If you look at the last two years, the first half revenues will be closer to 47% of the full year revenues. So, if you take our guidance for second quarter, the first half comes to 46% to 47%. So, there is no change in the trend. It is not backended growth.

S. D. Shibulal
That is the point. Traditionally, we have done 46% to 47%.

Mitali Mukherjee
What about spends though Kris, from where you stand right now, is there still more clarity on how the rest of the year shapes up by way of spends for your clients?

S. Gopalakrishnan
See, the budgets, as we said last time also are there now the budgets have been allocated, etc. Clients are I think cautious about how they spend the money. They want to make sure that it brings the value, decision-making is slightly longer. So, that is the environment in which we are. Having said that the new clients additions, our ability to still grow the sectors which typically gets impacted like the banking and financial services, manufacturing we have shown strong growth, retail, I mean, it is actually, I feel positive.

Udyan Mukherjee
Shibu, just one word on telecom as a vertical, that is the only one which has not done well in this current quarter and there is lot of talk in the market about BT and whether that is little bit of a problem for you, do you expect telecom to struggle a bit going forward?

S. D. Shibulal
The top clients where we had a decrease in revenue is in telecom, so that has actually impacted telecom. We are not seeing any kind of secular trend in telecom to say that telecom will struggle. Our other clients in telecom have shown growth this quarter. So, I am not seeing any secular trends in telecom at this point in time other than the top client impact, which has already been factored in.

Udyan Mukherjee
Any issues cropping up in Europe Kris because while US is growing we keep hearing of bad economic news coming in from Europe.Is that becoming a bit more sluggish than the last couple of quarters?

S. Gopalakrishnan
This decrease in Europe is again because of the top clients.

Udyan Mukherjee
Sure.

S. Gopalakrishnan
Other than that we have good traction in Europe also.

Mitali Mukherjee
Bala, we had spoken after there was that little rider to the 10A, 10B benefits, any clarity on where things stand for the tax benefit for you?

V. Balakrishnan
No the clarity has not yet come. I think the Commerce Ministry is speaking up with the Empowered Committee. We have to wait for their conclusion.

Mitali Mukherjee
Over the next few quarters Bala, what do you see as a key challenge to holding margins because some analysts have made the point that what sets Infosys apart is the fact that you hold cost very well.Are you seeing that coming apart a little bit though because of inflation?

V. Balakrishnan
One good thing about Infosys, we are able to mange the cost much more efficiently than others. We have a variable cost structure, which helps us to maintain the margins. I think the only joker in the pack is the currency. We have to manage it much more efficiently. If we manage that, I think our margin will be okay. We will be able to maintain the margins within a small narrow band for the full year.

Mitali Mukherjee
To your mind, the trend is not clear at this time around on where the currency might be headed?

V. Balakrishnan
No, short-term trend is very clear, and for the long-term trend we need to wait and see.

Udyan Mukherjee
Do you personally think that the rupee can depreciate significantly given the big inflation problem that the country is facing?

V. Balakrishnan
It could be because all the things are against the country right now like you said. We have a high trade deficit, high budget deficit, high current account deficit, and the inflation is very high. So, the chances of rupee appreciating in this environment is not there, probably RBI could try to manage that to reduce the inflation, but that is not happening right now. So, I think the chances of rupee depreciating are very high in the short-term, than appreciating.

Udyan Mukherjee
You said volatile, but do you think you can go back or turn the cloud back a few years when the continuous depreciating trend, given our macro situation?

V. Balakrishnan
No, I think as I said, it all depends on oil. Oil is a key factor for the global economy. Not only this country, every country has a problem. Inflation is very high mainly because of oil and food. So, I think we have to watch out oil and that will determine where the currency has moved.

Udyan Mukherjee
Kris as a CEO, what is your take on the general economic environment because you may not deal too much with interest rate fluctuations, but I mean you hire thousands of people, you have finger on the pulse of what is going on, are you feeling discomfort about what you see around you in the economy right now?

S. Gopalakrishnan
Yes, there are concerns about the economy inflation.It is definitely impacting everyone.Oil prices are impacting everyone.We are concerned about it, and I think we have to just work at it.There is no simple solution.We have to work at it, and we have to make sure that decisions are taken very quickly and we implement those decisions.That is the only solution at this point.

Mitali Mukherjee
From how you read the situation right now, Kris you are comfortable with just holding this guidance and right now you do not see any opportunity or upside to it?

S. Gopalakrishnan
See, guidance is something we give based on the….

Mitali Mukherjee
Dollar guidance…

S. Gopalakrishnan
Yeah, based on the facts we have, right. It is based on the facts we have. We have given an indication of, given the guidance for Q2, which is 5.2% to 6%. We have already said that, this year’s first half is going to mirror what happened last year also in a 46% to 47% growth. So 46% to 47% of the growth coming in the first half, so it's not backended in that sense. So, let’s see what happens going forward. It all depends on how we are able to ramp up some of these new relationships that may give us some upside.

Udyan Mukherjee
Shibu, some modest increases in pricing have been recorded in the current quarter; should one extrapolate that or are you still saying pricing is going to be flat?

S. D. Shibulal
At this point I think, pricing will remain stable, that is our view. We have seen some sporadic renegotiations, but there is no secular trend. We expect the pricing to remain stable for the year, and given the environment, we do not at this point see an opportunity for increase in prices.

Udyan Mukherjee
No downward bias likely though?

S. D. Shibulal
There is no downward bias at this point.

Mitali Mukherjee
A couple of other companies like Cognizant, though Shibu has made the point that they have constantly been transitioning with a lot of clients and projects that they have had.I mean, even if you do not see a scale down from existing clients, are you seeing transitioning where you have to rework the pricing-volume model, in order to build up volume, you have to pull down prices a little bit?

S. D. Shibulal
There is always this debate on price versus volume, right. We are an organisation which strongly believes that pricing is important to us, we need to keep our margins, we need to have high prices, and we need to get a premium. So, we are very clear about those philosophies. The important thing is at a portfolio level, are you able to manage your prices and we believe we are able to manage our prices. There are occasions on case by case decisions which we make which is either pricing up or down, but that’s a portfolio approach to the pricing. So, we clearly believe that we will remain stable at this point given all the information we have that we will remain stable for the rest of the year as far as the pricing is concerned.

Udyan Mukherjee
Okay, let us take a quick break at this point. We will come back with much more from Infosys. So, it is really nothing kind of a market at this point. Bala is still with us and Mohandas Pai joins in to take the Infosys quarterly Boardroom forward. Mohan morning. What do you expect for the rest of year, I mean you have taken your wage hikes, is there more pressure to come on margins form that front?

T. V. Mohandas Pai
No, I think the wage hikes are over. People are expecting that wages will be muted going forward for some time for the simple reason that you have seen explosive growth in India and now a sense of realism is coming to the human resource market and hopefully aspirations are getting in tune with reality all over the place because people are seeing that this kind of wage increases cannot go on for ever. So, I think there is going to be moderation, we are not going to see any hit for the rest of the year from wage hikes

Udyan Mukherjee
Do you worry about beating inflation and trying to do a bit more for the employees because 11% inflation might put pressure on salaries?

T. V. Mohandas Pai
Well, the 11% inflation is a matter of concern, but if you look at the composition of inflation, you will find that it has got to do with more of manufactured goods, which are discretionary. If the price of cars goes up or if the price of white goods go up it is okay, you can buy it later, but price of food goes up you get hit immediately, and the key challenge has been the oil factor, and I think that we have to bear it and everything cannot be absorbed by company, everybody has to absorb it and it cannot be one sided any more.

Mitali Mukherjee
There had been an aggressive round of hiring this time Mohan, are you mostly done for the rest of the year?

T. V. Mohandas Pai
No, we said that we are going to hire about 25,000 people for this year, and we have a target for 25,000. We have hired 7150 and odd in the first quarter. In the second quarter, we are going to get 10,000 people and remember that these are all the offers that we made last year, and they are going to come and join us. We are sticking to the number of 25,000. I think we are comfortable about this number, and I think going forward, we quite clearly see there is going to be a change in the composition of work force. I think most companies are now going to hire a little bit more of BSc’s and graduates because the work is getting segmented. The engineering stream is going to be stagnant or be been constant for some time and more MBA’s are going to be hired. So, we are going to see a better segmentation of hiring in the next 2 or 3 years.

Mitali Mukherjee
Bala, just to scratch that point about pricing a bit further.In which vertical are you seeing the greatest upping in pricing and is it just the new clients that you are getting at better prices or even for the existing ones you have managed to increase?

V. Balakrishnan
No, new clients always come with slightly higher price, but the existing clients, we are not seeing any great increase in any of the clients. We believe our pricing will be stable, and at the end of it , it is a portfolio approach; some customers it will go up and for some it will go down but at the end of the day we manage the portfolio and we believe that at the portfolio level the pricing should be stable for us.

Udyan Mukherjee
Mohan, any changes in onsite-offshore, on the mix that you envisage, any that you have seen in the current quarter?

T. V. Mohandas Pai
Well, I think there will be a tendency to shift slightly more to the offshore because pushing more work to the offshore for traditional businesses like ADM adds to our competitive strength and clients do want to see an overall reduction in the spend. Even though the rates will be stable, clients want to see how overall spending can be reduced and that means pushing more people offshore. I think we will see the offshore ratio improve this year compared to last year.

Udyan Mukherjee
Have you built some of it in Bala, in your margin picture because it has some bearing on margins as well?

V. Balakrishnan
No, if you look at the overall portfolio level, the onsite-offshore mix has not changed dramatically, it is almost same. So, I think specific customers, if they have a higher pain points probably they work with the clients to make sure the impact is less on them by moving more work offshore. At the portfolio level, we don’t see much big change.

Mitali Mukherjee
I imagine we will talk about this in detail later Mohan, but for the BPO side what kind of hiring have you had this time around?

T. V. Mohandas Pai
For the BPO, we have hired about 2500 odd people in the first quarter. It has been as per the target. We have grown by about 6% in BPO. So, BPO has been okay. Attrition levels are down in the BPO. Attrition levels are down to something like about 28% and that’s very good news because these sectors has been plagued by higher attritions. We are also seeing in the BPO sector, that captives are not hiring very much. In fact, in the city of Bangalore, hiring has come down, all indicators that hiring has come down. So, if the captive is not coming in and trying to set up shop every other day and hiring, you are going to see moderation in attrition, moderation in wage pressure in the BPOs too. So, we are going to see some signs of stability and BPOs are growing. If you look at the whole industry the growth rate this year is lesser than the last year. That will bring in some stability. It will also mean that there will be possibly some consolidation in the BPO. If you look at the ranking this year and last year, you will find that services companies who have a BPO subsidiary as part of their portfolio are the ones who have done very well. Independent BPOs have not grown as much, and with this, I think we are going to see some stability in the BPO.

Mitali Mukherjee
How are you feeling about the BPO as an industry Mohan, and I do not know about this time but last time around pricing was actually down sequentially?Do you think things are getting a bit tough for the BPO industry generally?

T. V. Mohandas Pai
I think the BPO industry requires some pricing discipline. We have seen some irrational pricing in the BPO because many companies have rushed in and tried to grab business at very low rates when there is no need to quote those low rates just to show some growth. I think inflation and the fact that high attrition and the fact that they need to demonstrate their uniqueness is forcing people to be more rational and also the fact that big companies are now coming and setting up larger BPO practices helping to bring some stability. We have seen a shakeout, and I think it is good news. We are going to see better pricing behaviour and that is one part of the business. Second part of business is we are seeing greater growth in KPO. Legal process outsourcing has taken off. We have some large orders in legal process outsourcing. We have hired many lawyers. I think lawyers are going to be in short supply in India in the next two-three years. The KPO business is now stabilizing and growing at a very rapid pace. The value-added business in the BPO segment is growing very well, and the commoditized business will not see much growth. I mean, some of the call center business is going to Manila. Manila is as hectic as India was in the BPO a couple of years ago or even last year. So, we are seeing some of the call centers work go to places like Manila because there is good English speaking capability there, but I think overall, we are going to see changes in the BPO.

Udyan Mukherjee
Your thoughts on this whole STPI extension business and how you are approaching it as a company as well Mohan?

T. V. Mohandas Pai
Well, I think the STPI business, we have told the government that we need to have some kind of a tax shelter for smaller companies because the bigger companies can transition to the SEZ structure and in fact the bigger companies have an advantage to transition to SEZ structure because they make large investments, and they can set up campuses. The small companies cannot move. We have been representing to the government, and because of our representation and taking it to the PMO level, at the industry level, the Finance Minister has increased the time limit for the STPI demise to one more year and said that the new government will take whatever stand it takes and I think it is good news, but we need to look to next year to see what will happen. Hopefully, a kind of a virtual SEZ scheme for IT sector is a best solution because SEZ scheme per se is for the manufacturing sector because all in the outskirts of cities there are supposed to be separate ports etc., but what we need is to be within the cities. So, we need a virtual SEZ scheme.

Udyan Mukherjee
Bala, just a quick word from you on how the different subsidiaries have performed and what it has meant for your margins in terms of impact?

V. Balakrishnan
I think BPO and Australia have done well like they had done in the past. The other three subsidiaries are still in the investment phase. Consulting had a loss of 1.5 million dollars or so. China and Mexico together was another 0.5 million dollars. I think China and Mexico will take some more time. Consulting could break even this year sometime.

Udyan Mukherjee
BPO performance in terms of numbers?

V. Balakrishnan
BPOs, I think, they had a 10% net margin. They also had a translation loss of 4 million dollars. If we exclude that, the margin could be around 15% to 16%, they have done well.

Udyan Mukherjee
Okay, time for another break.Market is still soft. We will come back with other members of the Infosys top management as well and may be give you some upgrades on what S&P has been saying about Indian macros.

Udyan Mukherjee
Thanks very much, that is quick update on inflation. It is not wildly out of expectations, but still very high and still trending high as you just heard from Latha. So, no comfort can be taken, but as you have seen in the last many weeks, the market actually sells off a bit going into the numbers and then recovers a bit when the bad news is delivered and today has been no different. Meanwhile, Infosys, that is what we have been discussing for the last half-an-hour, we have got more members of the top team. Shibu is with us, but we have got B.G. Srinivas, Senior Vice President and heads the European geography. We have got Stephen Pratt, CEO and Managing Director of Infosys Consulting; and Chandrashekhar Kakal, Senior Vice President at Infosys as well who heads enterprise business and will talk about package implementation. Gentlemen, thanks for joining in, and B. G., the problem this quarter has come from your end; the top client which has declined. Do you expect more problems from there?

B. G. Srinivas
I wouldn’t want to comment too much on one client where there has been a decline, but overall if you look at the Europe market where we have around 106 active clients, we are seeing traction in terms of growth. Our investment in the last three years has definitely starting to pay. There are three things which are actually impacting the Europe market place; firstly, there is a talk about the US slowdown impacting Europe in the medium term to long-term. There is also a significant talent shortage, if you look at the European market place. The third thing is the strong Euro is also hurting some of our European clients where they have active engagement in the US and in other markets. So, these three macroeconomics trends are actually forcing some of our clients to look at alternatives in terms of improving their internal efficiencies, internal operations, and in that context even in the continent, we are seeing more action in terms of talking to vendors like us and in terms of off-shoring services which has not been the trend in the past. We see more traction in terms of prospects and clients entering India looking at alternatives to their current structure. We are also seeing traction in terms of business transformation opportunities for Infosys in helping our clients' purely work on their operational efficiencies. So, what we see is while we have had a challenge in one of our clients, in all other sectors including manufacturing, retail, energy utilities we are seeing more dialogues. In fact in the continent, we are seeing more and more active participation of the deal consultants advising clients and how they should structure their outsourcing and offshoring and then this has happened in the last six months.

Mitali Mukherjee
Stephen, how has things shaped up for the consulting side this time?

Stephen Pratt
I think it’s all good news. I mean, we have the most important thing as we have tremendous wins in the markets. I think Shibu talked about some of those. In conversations I have had this quarter with a bunch of our client CEOs, I think it is pretty clear that our model is winning in the market and I think that our competitors are really scrambling to recreate our model. If you look at our growth is up 27% year over year, and if you look at consulting and package implementation together, we are about 275 million dollars for the quarter. Consulting and transformation, we are at about 75 million dollars for the quarter. If you look at the amount of revenue that were generated per person, it’s 30% higher than Infosys average. So, you can generate more revenue with less people. So, I think all sounds very positive.

Mitali Mukherjee
Stephen, just to get back to this whole inflationary trend, and there is a global component to it because it started moving higher in many European markets, in the US as well there are issues of their own, do you see that starts to impact pricing where your clients get more and more hesitant on an increase in pricing?

Stephen Pratt
In our world, no, I think our pricing is very strong. I mean, if you look at the average revenue per person, we are generating across consulting and business transformation, it is at about 32,000 per month per person. If you look at just pure at the management consulting, it is about 230 dollars an hour still, so it is higher in Europe, and it is holding very strong.

Udyan Mukherjee
Shibu, what is your sense; has the Europe-US mix sort of peaked out because in the last few quarters, we saw a continuous trend where Europe was growing and US was contributing less and less?Do you think that equation has sort of peaked out now?

S. D. Shibulal
We are continuing to invest in Europe as BG talked about. So, even if you look at our European revenue of 27% and majority of that does come from UK, even today. So, we still have great opportunities in the continental Europe, so our plans will continue to be to investing in Europe especially in places like Germany, France, Switzerland in those countries. We clearly believe that there are yet gains to be made in Europe and especially in the continental Europe.

Udyan Mukherjee
BG, you remain confident because some of the European economic data which is coming in has been not been very encouraging over the last from Germany for many quarters.Do you expect any hiccups from individual large clients in Europe because of what is going on there?

B. G. Srinivas
Not in the continent, definitely not, one because as I said earlier they are all looking for alternatives. Today, if you look at the options some of these clients have, the traditional European lenders, who are again on a high cost base and none of them have embraced the global delivery model, like we have. So these clients are actually looking for alternatives and that is why we see more traction in terms of engaging in dialogues with us. However unlike in the US, the decision making process in Europe in the continent is especially slow, and we would not see in the near-term a significant ramp up, but once they take a decision, their stickiness with the vendor part is also high. So if you look at our clients in the last 10 years in the continent, they continue to do business with us, there is no change. So, they are looking at those sort of options and as we make more investments into these countries hiring the local talent, hiring the consultative skills and expanding our capability and footprint, we believe that is the way to go in terms of seeing business growth. In the near-term, yes, as you have seen, one client there has been a significant decline, but at the same time the ramp up is not as fast as we would wish it to be because of the decision making process, but clearly, we are positioning ourselves as the alternative to the local players. We also see challenges. Some of these local, large vendors are having challenges to growth and margins. There could also be some degree of consolidation in that market place. Mergers and acquisition is in the air, and we could see more of that, but since we are on a ramp up, we are on a growth path and the traction in Europe is significant in these countries, we believe that we are well poised to actually enter into that alternative space, where the clients are looking for options.

Mitali Mukherjee
So, the significant client, what have you penciled in for the next few quarters, BG, static growth or lowered a bit?

B. G. Srinivas
Again as I said, I will not be able to talk specifically about a client, as you appreciate that it is extremely confidential, but overall, the trend in mid-term to long-term in Europe is going to be positive. We are going to have more traction coming from energy utilities, manufacturing, retail, and pharma.

Mitali Mukherjee
Chandra Shekar, how would you map trends for the next few quarters?

Mr. Chandra Shekar
If you look at in the package implementation space the trend is now changing, it is on an upward trend. Clients are continuing to do transformation using ERP packages, they are continuing to do the consolidations, they are continuing to upgrade, they are continuing to look at offshore providers for support and maintenance. So, there is no change in trend. As I was mentioning earlier sometime ago, the center of gravity of the package implementation has shifted to offshore here, and we are being looked upon as a credible alternative to that traditional global exercise today and that trend continues. So, if you look at the transformational programmes we are winning now, if you look at the engagements we are having, if you look at the dialogues we are having with the clients, if you look at the milestones and the go lives that have happened in the last quarters, they are all very good. So, we see an upward trend coming up.

Udyan Mukherjee
Just wanted to talk about Shibu, there is a report, which I have which says that black book has dropped you from the list of Top-20, any reason why that would have happened? Have you addressed it with them?

S. D. Shibulal
If you look at last quarter, we have been awarded multiple customer recognitions. We have been rated high on many, many surveys in the last one quarter alone. This is one survey where we have seen some issues, we need to look into it and we need to continue to improve anyways. So even when you are on top, if you are not on top on one, we have to focus on improving and getting to the top in all surveys. So, we will continue to focus on improving our capabilities, our relationship with our clients, our excellence in execution, our value systems so that world will see it that way, but again I want to reiterate that last quarter alone, we have been rated high on many, many surveys.

Udyan Mukherjee
Chandra, your take on this. I quote from this it says, “Rising accounts of client discontent;” anything that you would have encountered on the enterprise side?

Mr. Chandra Shekar
There could be sporadic incidents of one or two projects here and there when we take up large global programmes, global rollouts and global implementations and things like that. There is no trend to say that okay client discontent is increasing. It is definitely not.

Mitali Mukherjee
You want to add to that Shibu?

S. D. Shibulal
Last quarter, Forbes magazine named Infosys in its list of global high performers, Walter’s magazine rated Infosys as a Best Outsourcing Partner. The Banker magazine conferred two banker technology awards on Infosys to a client, which was in capital markets, and the International Association of Outsourcing Professionals ranked Infosys as number three, in 2008, Global Outsourcing 100. So, there are number of surveys on which we have been ranked in….

Udyan Mukherjee
I wish you were as forthcoming with information on your top clients…….ha.ha…ha..if anything.

Mitali Mukherjee
First, we have seen actually, was it Kris and you sunbathing, was not that the Forbes picture Shibu?

S. D. Shibulal
It must be Kris.

Mitali Mukherjee
Ha.ha..haha.

S. D. Shibulal
In fact, he likes that sunbathing ……

B. G. Srinivas
One comment I have. We don’t want to sound defensive. If there were major swings within six-months or within one-year, we should also look at the credibility of the structure in which certain surveys are carried out. There are hundreds of surveys happening in the market place. There have been other agencies, other analysts who have questioned the authenticity of such surveys. So again, I will say that we don’t want to be defensive but we are looking into it and we are seeing how we should be improving upon surveys, but this is a datapoint which maybe you could investigate further.

Udyan Mukherjee
Steve, what’s the outlook from a profitability point of view from consulting because we just heard Bala saying you are about to breakeven this year?

Stephen Pratt
Right

Udyan Mukherjee
When do you think you start contributing to the bottomline?

Stephen Pratt
Well, we are right now. I mean, again, Infosys Consulting Incorporated is a statutory vehicle for a very small part of consulting and is not something that we really managed to and this is not a relevant number, but we have to report it from the statutory perspective. If you look at overall consulting in the business transformation what we are doing, it is more profitable than the Infosys’ average. It has a higher revenue per person than the Infosys average, and so we absolutely are accretive to Infosys margins right now.

Mitali Mukherjee
Shibu, just one broader question really on business confidence right now. We were just talking about what’s been happening with S&P how they are viewing the India picture. As a business leader are you feeling confident about the growth environment?

S. D. Shibulal
As we said, we are definitely seeing a challenging environment. We believe that this spending will happen only when there is more confidence and more stability in the environment. We are focused on our clients, and as we said last quarter, almost about 100% of our clients have said that budget have been finalized but about 60% said about the budgets are flat or the margin is lower. Given all that one needs to look at our guidance, right, we have given guidance for last quarter, we did 1.1% growth. We have given you a guidance of 5.2% to 6.1% for Q2. If you look at both these together and we actually do our guidance in Q2, our first half will be 46% to 47%, which is in line with our history in the past. Right. So, given all these factors, at this point we are confident that we will meet our yearly guidance.

Udyan Mukherjee
Chandra, there has been some talk that some large financial clients like JPM and UBS are pushing for price cuts. Are you the right person I need to address that part of the question or would Shibu be?

S. D. Shibulal
As we said, we have seen some sporadic price renegotiations, but we are not seeing any secular trend. We believe that the pricing will remain stable for the year. We also believe that given the environment at this point in time the opportunity for a price upswing is not there.

Mitali Mukherjee
BG, just one word on Europe as a vertical and Shibu alluded to a couple of big deals. Are some of them coming in from your area?

B. G. Srinivas
Very much; in fact one of the large business transformation programme is from Europe, which we won last quarter. Again, in the pipeline on large deals two of them came from Europe, and we still see pipeline in Europe. The only challenge in Europe is the cycle time for decision-making. So, that’s the only thing that may not give significant rise in the near-term, but the action in terms of engaging in dialogue, structured RFPs, the fact that deal consultants are very active in the market place in fact there is more business obviously, they are looking for more and more clients, looking at options to outsource. There is also a factor historically in the continent, mainland Europe, we see most of the clients were working with lot of individual contractors that is changing; they are now looking at vendor consolidation, they are looking at the portfolio approach to manage their IT applications, infrastructure. So, that structured deals we are going to see more going forward in Europe.

Udyan Mukherjee
Chandra, what can you share with us from package implementation front both in terms of striking big deals and in terms of pricing, the trends that you are seeing?

Mr. Chandra Shekar
In terms of striking big deals, we are moving towards winning large transformation deals along with our consulting, now the story is complete. We can do the process redesign, we can do the implementation, we can do the rollout, and we can do the technology work, we can takeover their production support and maintenance, so we can offer the complete end to end service to the customer. So, there are indications that we are wining more large transformational deals. So, we are doing lot of global rollouts. All the global rollouts put together, what we have done for several clients have reached maybe 160 plus countries today. The people in 160 plus countries could be using the systems, which we have rolled out for our multiple clients put together. On the other part on the package implementation side, I think we are doing well, and there are good trends continuing there.

Udyan Mukherjee
Thanks very much all of you for joining, and that is it for this quarter. You have heard from many members of the top management. The rupee guidance looks very good. That has been revised upwards to 101 at the top end, but the concerns linger about why they stopped short of raising the dollar guidance. As I started of saying it is a bear market, therefore, people always see the glasses half and clear, never half full. That is the psyche of every investor right now. We will take a break, come back, maybe with some thoughts from S&P on why they are relooking at Indian macros.